JET METAL CORP.

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1-866 964-0492 Toll Free

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Notice of Availability of Proxy Materials for JET METAL CORP. Annual General and Special Meeting

Meeting Date and Location:

When: December 1, 2014
10:00 am (Pacific Time)

Where: Suite 1240, 1140 West Pender Street, Vancouver, BC
V6E 4G1

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You are receiving this notice to advise that the proxy materials for the above noted securityholders' meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting.

The information circular and other relevant materials are available at:

www.envisionreports.com/JetMetalsAGM2014

OR

www.sedar.com

How to Obtain Paper Copies of the Proxy Materials

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Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than November 21, 2014. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes.

For Holders with a 15 digit Control Number:

Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America - (514) 982-8716 and entering your control number as indicated on your Voting Instruction Form or Proxy.

To obtain paper copies of the materials after the meeting date, please contact 1-866-683-8030

For Holders with a 12 digit Control Number:

Request materials by calling Toll Free 1-877-907-7643 and entering your control number as indicated on your Voting Instruction Form.

To obtain paper copies of the materials after the meeting date, please contact 1-866-683-8030

Securityholder Meeting Notice

The resolutions to be voted on at the meeting are listed below along with the Sections within the Information Circular where disclosure regarding the matter can be found.

1. **Number of Directors** - Fixing the Number of Directors and Election of Directors, page 4
2. **Election of Directors** - Fixing the Number of Directors and Election of Directors, page 4-5
3. **Appointment of Auditors** - Appointment and Remuneration of Auditor, page 6
4. **Approval of Stock Option Plan** - Approval and Ratification of Stock Option Plan, page 21
5. **Approval of Shares for Debt Settlement** - Approval of Shares for Debt Settlement, page 23

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Voting

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy.

PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING

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Annual Financial statement delivery

- Only Registered and Beneficial holders who opted to receive one